
December 9, 2013

Via E-mail
Michael Staples
President
I in the Sky Inc.
1315 5th Street South
Hopkins, MN 55313

> **Re:** **I in the Sky Inc.**
> **Registration Statement on Form S-1**
> **Filed November 12, 2013**
> **File No. 333-192272**

Dear Mr. Staples:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

Calculation of Registration Fee Table

2. Please identify the subparagraph of Rule 457 used to calculate your registration fee.

Prospectus Cover Page

3. Please prominently disclose that the company is a shell company. Accordingly, the securities sold in this offering can only be resold through registration under the Securities Act of 1933, Section 4(1), if available, for non-affiliates, or by meeting the conditions of Rule 144(i). Also, revise your disclosure throughout your prospectus, including in your risk factors, to account for the implications of being designated a shell company and to discuss the conditions that must be met under Rule 144(i).

4. We note that you are registering the sale of 1,200,000 shares of common stock by the selling stockholders. Given the shell status of your company, the relationship of the selling stockholders to the company, the size of this offering relative to the number of shares outstanding held by non-affiliates, and the fact there is currently no market for your common shares, selling stockholders deemed to be underwriters who are acting as conduits for the company in an indirect primary offering. Therefore, please identify the selling stockholders as underwriters on the prospectus cover page and throughout the prospectus, such as in the Plan of Distribution section. In addition you must fix the offering price of the selling shareholders' shares for the duration of the offering and not just until such time as the shares are quoted on the OTC Bulletin.

5. Please revise the proceeds table on the prospectus cover page to also disclose the amount of proceeds to the company if 25%, 50% and 75% of the shares being offered are sold.

Summary of Prospectus, page 3

6. Please revise your summary to provide a description of your proposed business that reflects your current lack of operations.

7. We note your disclosure on the prospectus cover page that a public market for the company's securities may not develop. We also note that your officers and directors will only devote 10-20% of their time to your operations. Revise your summary to discuss management's reasons for becoming a public company at this time in the company's development and with little time and attention from management. Discuss the pros and cons of doing so, including management's estimate of the increased expenses of publicly reporting. For example, we note that although you currently have no assets you are spending $13,000 to fund this offering.

8. Disclose the minimum amount of proceeds you need to fund your business plan and to meet your reporting requirements. Discuss what will happen in the event that you do not raise that amount. Discuss with specificity what each level of funding will accomplish in advancing your operations and business plan. Throughout the prospectus, focus the discussion of your planned business on the objectives you can reasonably attain with your limited resources and various levels of net proceeds you may receive from the offering.

Michael Staples
I in the Sky Inc.
December 9, 2013
Page 3

Provide a detailed discussion of these matters in your Management's Discussion and Analysis section based upon the sale of 25%, 50% and 75% of the shares being offered

9. Disclose whether the company, the company's officers and directors, any company promoters, or any of their affiliates intend for the company, once it is reporting, to be used as a vehicle for a private company to become a reporting company.

10. Please highlight here, in the Risk Factors and under the Plan of Distribution the impact of the concurrent selling shareholder offering on the company's ability to sell its shares.

The Offering, page 4

11. Please disclose and discuss potential net proceeds rather than gross proceeds throughout the prospectus. Disclose the amount and percentage of shares that would have to be sold before proceeds from the offering exceed the costs of the offering.

Risk Factors, page 5

12. Please provide risk factor disclosure regarding the apparent lack of experience of your officers and directors in running a public company that is reporting company with the Securities and Exchange Commission.

Our officers and director own 90.2% of the outstanding shares of our common stock…, page 14

13. Please revise this risk factor to reflect the limitations on resales of shares in shell companies under Rule 144.

Description of Business, page 24

14. We note your disclosure on page 25 that your "goal is to build on the experience of our founder with solar powered GPS devices…" However, on page 6, you disclose that your officers and directors do not have experience manufacturing or selling electronic GPS devices. Please reconcile this disclosure.

Reports, page 29

15. Please advise us whether you will register your common stock under Section 12(g) of the Exchange Act by filing a Form 8-A on a pre-effective basis. If not, please revise to clarify the consequences to investors of your being a Section 15(d) registrant in comparison to a Section 12(g) registrant. Under Section 15(d) of the Exchange Act, you are not required to file periodic reports if you have less than 300 holders of record for the fiscal year after the year of effectiveness. Thus, your risk factors and other disclosures should also clarify that if you do not register your securities under Section 12 of the Exchange Act, you would not be subject to the Commission's proxy, tender offer, and short swing insider

        trading rules for Section 12 registrants and you may not have an ongoing periodic reporting obligation.

Certain Relationships and Related Transactions, page 38

16. You disclose that the 1,200,000 shares being registered on behalf of the selling stockholders were issued for services rendered including services involving incorporation of the company and defining its business plan. Please fully describe the services provided by PB Capital, LC; Clark Nichols and Dale Hensel. If appropriate, identify the selling stockholders as promoters as defined in Rule 405 of Regulation C.

Note 6 – Related Party Transactions, page 51

17. Please disclose the terms of your related party note payable identified in the balance sheet on page 43. This disclosure should also be included in the Liquidity and Capital Resources section of your MD&A.

Recent Sales of Unregistered Securities, page 53

18. Please provide the information required under Item 701 of Regulation S-K for the shares issued to PB Capital, LC; Clark Nichols and Dale Hensel.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Inessa Kessman, Staff Accountant, at (202) 551-3371 or Terry French, Accountant Branch Chief, at (202) 551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact Brandon Hill, Attorney Advisor, at (202) 551-3268, Kathleen Krebs, Special Counsel, at (202) 551-3350 or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Kathleen Krebs, for

Larry Spirgel
Assistant Director